At an annual meeting of stockholders held on September 20, 2016 (the "Annual Meeting"), the
Fund's stockholders voted to elect Michael W. Clark as
 a Class III director. W. Whitney George, James R. Pierce,
Jr. and Barbara Connolly Keady remained directors after the Annual Meeting. The following table sets forth the votes cast with respect to each matter voted on at the Annual Meeting:

Matter
Votes For
Votes
Against
Absta
in
Brok
er
Non-
Vote
s
Electio
n of
Michael W. Clark
as
Direct
or
21,297,242.739
459,915.874
0
0